August 7, 2009

Mr. Michael R. Clampitt

Ms. Allicia Lam

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

RE:	1st Financial Services Corporation
Registration Statement on Form S-4, as amended
Commission File No. 333-158963
Our File 031133-00072

Dear Mr. Clampitt and Ms. Lam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we request that the effective date of this Registration Statement be accelerated so that it is effective on Tuesday, August 11, 2009, or as soon thereafter as possible.

In connection with this request, we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt

Ms. Allicia Lam

August 7, 2009

If there are any further comments or issues, please contact our counsel, Knox Proctor.

Yours very truly,

/s/ Roger A. Mobley

Roger A. Mobley

Chief Financial Officer

ND: 4834-0515-2772, v. 1

Enclosure

cc:	Mr. Knox Proctor, Ward and Smith, P.A.
Mr. Todd Eveson, Gaeta & Eveson, P.A.